EX-2


June 30, 2003

Name
Company
Address
Address

Re:  Clayton Homes, Inc. Acquisition by Berkshire Hathaway

Dear ____:

Third Avenue Management LLC, the investment adviser for the Third Avenue Real Estate Value Fund, has issued the enclosed press release announcing its intention to vote AGAINST the proposed acquisition of Clayton Homes by Berkshire Hathaway and encouraging all independent shareholders of Clayton Homes, Inc. to vote AGAINST the transaction.

We believe that, in our opinion, Clayton Homes is worth substantially more than the $12.50 per share price being paid by Berkshire Hathaway and that the fairness opinion completed by Clayton Homes' financial advisor which supports the acquisition price is flawed in that it 1) failed to consider the cyclical nature of Clayton Homes' manufacturing and retail businesses, and 2) used overly conservative multiples that seem inappropriate for valuing a market-leading company. We believe that Clayton Homes is worth $14.00 to $17.00 per share based on applying mid to high range multiples to Clayton Homes' five-year average EBITDA for the manufacturing and retail divisions and LTM EBITDA for its communities, finance and insurance divisions.

We also disapprove of the lack of any market check procedure of which we are aware. The window for accepting higher proposals was a mere 38 days after the transaction was announced to the public. Furthermore, the Merger Agreement prohibited the company from soliciting higher bids.

We encourage you to vote your shares of Clayton Homes AGAINST the proposed acquisition by Berkshire Hathaway. If you have any questions, please contact the undersigned at (212) 888-5222.

Sincerely,

THIRD AVENUE MANAGEMENT LLC



Michael H. Winer
Portfolio Manager